UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-21949

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

2001 AMENDMENT AND RESTATEMENT OF THE PACIFICARE HEALTH SYSTEMS, INC.,
SAVINGS AND PROFIT-SHARING PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PacifiCare Health Systems, Inc.
5995 Plaza Drive
Cypress, CA 90630

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Audited Financial Statements and Supplemental Schedule
Year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i: — Schedule of Assets (Held at End of Year)	10
Signature	11
Exhibit Index	12
EXHIBIT 23
EXHIBIT 99.1
EXHIBIT 99.2

i

Report of Independent Registered Public Accounting Firm

PacifiCare Health Systems, Inc. as
Plan Sponsor for
the 2001 Amendment and Restatement of the PacifiCare Health Systems, Inc.,
Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the 2001 Amendment and Restatement of the PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan, as amended (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with generally accepted U.S. accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Irvine, California
May 24, 2004

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,

	2003	2002
Assets
Investments, at fair value	$373,766,871	$265,412,764
Contributions receivable:
Employee	730,548	680,212
Employer	1,279,195	1,291,030
Interest income receivable	52,051	31,272

Total assets	375,828,665	267,415,278

Liabilities
Due to broker	96,599	129,412

Net assets available for benefits	$375,732,066	$267,285,866

See accompanying notes.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Contributions:
Employee	$26,280,813
Employer, net of forfeitures	21,469,648
Net investment income:
Interest income	2,973,986
Dividends	3,900,692
Net realized/unrealized appreciation in fair value of investments	84,282,547

Total additions	138,907,686
Deductions
Benefit and withdrawal payments to participants	28,643,799
Administration fees	1,817,687

Total deductions	30,461,486

Net increase	108,446,200
Net assets available for benefits:
Beginning of year	267,285,866

End of year	$375,732,066

See accompanying notes.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

General

The 2001 Amendment and Restatement of the PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan, effective July 1, 1985, as amended (the “Plan” or also referred to as “The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan”), is a defined contribution profit-sharing plan that covers employees of PacifiCare Health Systems, Inc. and subsidiaries (the “Company”), and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). As amended and restated, the Plan is intended to comply with the Internal Revenue Code (“Code”) sections 401(a), 401(k), 401(m)(ii), and 402(a), and is also an eligible individual account plan as defined in ERISA Section 407(d)(3), and provides for the acquisition and holding of qualifying employer securities, as defined in ERISA Section 401(d)(5).

The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of its provisions.

Contributions and Benefits

Employees who complete their first hour of service on or before the 15th day of the month are eligible to participate in the Plan on the first day of the third calendar month following that calendar month. Employees who complete their first hour of service during a calendar month on or after the 16th day of the month are eligible to participate in the Plan on the first day of the fourth calendar month following that calendar month.

Participants may elect to defer the receipt of a portion (in whole percentages not less than 2% and up to 15%) of their compensation (deferred savings account) subject to: limit of $12,000 in 2003 by Code Section 402(g). If any participant’s compensation deferral for a year exceeds the maximum allowable for that year, the excess contribution is returned to the Company and then paid to the participant as taxable compensation. Furthermore, Code Section 401(k) and the Plan limit the amount certain highly compensated individuals may contribute based on amounts contributed by lower compensated individuals.

The Company makes mandatory contributions to participants’ accounts equal to 3% of all eligible compensation paid. Each participant’s account is credited with an amount equal to 3% of his or her eligible compensation received each pay period.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Benefits (continued)

The Company also contributes a matching amount on behalf of each participant equal to 50% of the amount of compensation deferred by each participant to a maximum of 3%.

The Company may also contribute an additional amount (“discretionary profit-sharing account”) at its sole discretion, as determined by the Company’s Board of Directors, based on the financial success of the Company. The Company elected not to make an additional contribution for the year ended December 31, 2003. The Company’s discretionary contribution is allocated to the accounts of active participants who have completed 1,000 or more hours of service during the respective Plan year, in proportion to their eligible compensation. Pursuant to this allocation, eligible compensation is limited to $97,000 in 2003.

Participants are immediately and fully vested in their 3% Company contribution and deferred savings account. Participants vest in their matching account and discretionary profit-sharing accounts at the rate of 25% per year. Participants become fully vested in their matching account in the event of death, disability or reaching normal retirement age. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was $59,937 and $63,403 as of December 31, 2003 and 2002, respectively.

The income of the Plan, together with any gains or losses in the value of the investments, increases or decreases participants’ accounts proportionately based on the relationship of their account balances to total account balances.

No amounts are payable prior to the participant’s normal retirement, death, disability or termination of employment. In cases of termination, the participant may elect to defer payment until five years after the normal retirement date, age 65. Retirement and disability payments greater than $5,000 may be paid in a lump sum, an annuity, or in substantially equal installments. All payments less than $5,000 will be paid in a lump sum.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Benefits (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The fully vested accounts would become payable as determined by the Plan Administrator.

Participant Loans

Plan participants may borrow, as a loan from their accumulated contributions, a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years or up to 10 years for hardship circumstances as defined by the Plan. The loans are collateralized by the balance in the participant’s account and bear interest at 2% above the current prime rate. Principal and interest are paid ratably through biweekly payroll deductions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are carried at fair value based on the quoted market price of the underlying investments.

Quoted market prices are used to value common stocks, corporate bonds and U.S. securities.

Investments in participating units in Wells Fargo Bank’s short-term income fund are stated at redemption price which approximates fair value.

Participant loans are recorded at cost, which approximates fair value.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Income

Interest and dividends are recorded as earned. Realized and unrealized net investment gains or losses are recorded based on the cost of units held by the Plan and fluctuations in the fair value of the underlying investments. Purchases and sales of investments are reflected on the trade dates.

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of those investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of Plan Assets

The assets of the Plan are administered by the Plan’s Administrative Committee, appointed by the Company’s Board of Directors, with the assistance of the Trustee, Wells Fargo Bank (“Wells Fargo”). Under the trust agreement, the Trustee holds the trust assets and makes payments as directed by the Administrative Committee. Participants are permitted to direct the investment of their accounts among investment options selected by the Administrative Committee. Participants may change their investment options daily. The Plan pays all administrative expenses.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investments

The Plan holds investments managed by an investment management company that invested in common stocks, corporate and foreign bonds and U.S. government securities in addition to mutual fund shares offered by several registered investment companies and participating units in the Wells Fargo Bank Short-Term Income Fund and Institutional Money Market Fund based upon the guidance provided by the investment advisor.

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2003	2002
Fidelity Equity Income Fund #23	$49,965,300	$36,121,449
Putnam Voyager Fund Class A	—	40,071,455
Vanguard Institutional Index Fund #94	40,582,677	24,389,236
Alleghany Montag & Caldwell Balanced Fund 1	41,815,896	36,159,078
T. Rowe Price International Stock Fund #37	—	16,232,003
Western Asset Intermediate Portfolio	40,597,141	36,929,297
PacifiCare Health Systems, Inc. common stock	65,660,353	33,668,543
Wells Fargo Bank Short-Term Income Fund	66,425,656	25,370,937
Vanguard Institutional Small Cap #857	23,855,452	—
Capital Research EuroPac R5 Class #2516	24,948,527	—

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during 2003 as follows:

Common stocks	$41,699,317
Mutual funds	42,583,230

Net appreciation in fair value of investments	$84,282,547

Investments in the Wells Fargo Bank Short-Term Income Fund are party-in-interest transactions with the Trustee for which a statutory exemption exists. During the year ended December 31, 2003, the Plan purchased $193,524,089, sold $154,633,703, and reinvested $0 of interest income in participating units of the Wells Fargo Bank Short-Term Income Fund.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 21, 2003, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. A previous determination letter was dated January 25, 1996. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

The PacifiCare Health Systems, Inc.
Savings and Profit-Sharing Plan

EIN: 33-0064895 Plan:001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

Shares or			Current
Par Value	Identity of Issue	Cost**	Value
	Mutual Funds
1,004,328	Fidelity Equity Income Fund #23		$49,965,300
826,110	Capital Research EuroPac R5 Class #2516		24,948,527
145,130	Vanguard REIT Index Fund Investor #123		9,398,647
398,729	Vanguard Institutional Index Fund #94		40,582,677
1,055,804	Vanguard Institutional Small Cap #857		23,855,452
2,603,730	Alleghany Montag & Caldwell Balanced Fund 1		41,815,896
87,132	I Cap Funds Equity Portfolio		3,562,818
65,267	Ariel Appreciation Fund #521		2,826,042
3,748,582	Western Asset Intermediate Portfolio		40,597,141

	Total Mutual Funds		237,552,500

	Common Stock Funds
971,307	PacifiCare Health Systems, Inc. common stock*		65,660,353
3,568,790	Wells Fargo Bank Short-Term Income Fund*		3,755,255

	Total Common Stock Funds		69,415,608

	Participant Loans Receivable
4,128,362	Participant loans, 6.25% to 11.5% through 2013		4,128,362

	Short-Term Income Fund
62,670,401	Wells Fargo Bank Short-Term Income Fund*		62,670,401
	Cash

	Total Investments		$373,766,871

* Party-in-interest as defined by ERISA.

** Investments are participant directed, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan
DATE: June 22, 2004	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds
Senior Vice President and Corporate Controller (Chief Accounting Officer)

EXHIBIT INDEX

Exhibit 23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	13

Exhibit 99.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	14

Exhibit 99.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15